UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 04 February 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" and/or "the Company")

Harmony's strong cash flows underpin profitable quarter

* Safety parameters improving; working towards zero harm
* 7% increase in underground recovered grade
* 2% increase in production
* All-in sustaining costs down by 7% at R434 834/kg (down 15% to US$950/oz)
* 84% increase in production profit to R1.29 billion (68% to US$91 million)
* Headline earnings of R74 million (US$5 million)
* Net debt reduction of R127 million (US$29 million)

Harmony Gold Mining Company Limited "(Harmony" and/or "the Company") is pleased to announce that it recorded another solid set of results for the second quarter of financial year 2016 – three consecutive quarters of increased delivery.

Underground grade was 7% higher, with the majority of Harmony's operations producing higher kilograms and generating net free operational cash flow. Combined with a 7% increase in the average R/kg gold price received of R507 490/kg, revenue increased by 10% to R4.57 billion (to US$321 million) during the quarter.

Harmony's production profit increased by 84% to R1.29 billion (68% to US$91 million) quarter on quarter, mainly due to a 7% increase in the gold price received and supported by a 2% increase in gold production.

"Higher production means that Harmony's cash flow is strengthened, our margins are growing, we are able to repay our debt and to fund Golpu. The higher R/kg gold price is simply an added bonus", said chief executive officer, Peter Steenkamp.

All-in sustaining costs for all operations decreased by 7% to R434 834/kg in the December 2015 quarter, compared to R466 061/kg in the September 2015 quarter (15% decrease to US$950/oz).

Better production results resulted in Harmony recording headline earnings of R74 million (US$5 million).

ends.

For more details contact:

Henrika Ninham
Investor Relations Manager
On +27 (0)82 759 1775

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Johannesburg, South Africa
4 February 2016

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited



Press release

Harmony's strong cash flows underpin profitable quarter

- Safety parameters improving; working towards zero harm
- 7% increase in underground recovered grade
- 2% increase in production
- All-in sustaining costs down by 7% at R434 834/kg (down 15% to US$950/oz)
- 84% increase in production profit to R1.29 billion (68% to US$91 million)
- Headline earnings of R74 million (US$5 million)
- Net debt reduction of R127 million (US$29 million)

Johannesburg: Thursday, 4 February 2016. Harmony Gold Mining Company Limited "(Harmony" and/or "the Company") is pleased to announce that it recorded another solid set of results for the second quarter of financial year 2016 – three consecutive quarters of increased delivery.

Underground grade was 7% higher, with the majority of Harmony's operations producing higher kilograms and generating net free operational cash flow. Combined with a 7% increase in the average R/kg gold price received of R507 490/kg, revenue increased by 10% to R4.57 billion (to US$321 million) during the quarter.

Harmony's production profit increased by 84% to R1.29 billion (68% to US$91 million) quarter on quarter, mainly due to a 7% increase in the gold price received and supported by a 2% increase in gold production.

"Higher production means that Harmony's cash flow is strengthened, our margins are growing, we are able to repay our debt and to fund Golpu. The higher R/kg gold price is simply an added bonus", said chief executive officer, Peter Steenkamp.

All-in sustaining costs for all operations decreased by 7% to R434 834/kg in the December 2015 quarter, compared to R466 061/kg in the September 2015 quarter (15% decrease to US$950/oz).

Better production results resulted in Harmony recording headline earnings of R74 million (US$5 million).

ends.

Issued by Harmony Gold Mining Company Limited

For more details contact:

Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director